January 11, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (the “Trust”) American Beacon Stephens Small Cap Growth Fund American Beacon Stephens Mid-Cap Growth Fund File No. 333-177909

Dear Sir or Madam:

Pursuant to Rule 497(b) of the Securities Act of 1933, as amended, attached for filing are the definitive combined proxy statement and prospectus and statement of additional information dated December 22, 2011, of the American Beacon Stephens Small Cap Growth Fund and American Beacon Stephens Mid-Cap Growth Fund, each a series of the Trust.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours, /s/ Francine J. Rosenberger Francine J. Rosenberger

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